PURCHASE AND SALE AGREEMENT OF SERIES SEED PREFERRED STOCK

This Series Seed Preferred Stock Purchase Agreement (this "Agreement"), is made as of [EFFECTIVE DATE] , by and among OsNovum, a Wyoming corporation (the "Company"), and the investors that execute original or counterpart signature pages to this Agreement (each a "Purchaser" and collectively the "Purchasers").

Recitals:

WHEREAS, The Company is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as amended, filed by the Company with the SEC (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering to both accredited and non-accredited investors up to $200,000.00 of Preferred Shares (each "Stock" or "Share" and, collectively, the "Shares" or "Stocks") at a price of $40 per Share for 5,000 Shares sold in the Offering (the applicable purchase price paid by the undersigned being the "Purchase Price"). The Shares have the relative rights, preferences, privileges, and priorities specified in the Amended and Restated Articles of Incorporation of the Company. The minimum amount or target amount to be raised in the Offering is $50,000 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $200,000.00 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Stocks on a basis to be determined by the Company's management.

WHEREAS, The Company is offering the Shares to prospective investors through the Wefunder crowdfunding portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged hereby, the undersigned agrees as follows:

Section 1: Definitions

Capitalized terms shall have the meaning set forth in this Agreement. Capitalized terms not otherwise defined shall have their ordinary meaning.

Section 2: Authorization and Sale of Series Seed Preferred Stock

2.2 Authorization. The Company will, prior to the Initial Closing (as defined below), authorize the sale and issuance of up to 37,000 shares of its Series Seed Convertible Preferred Stock (the "Preferred Shares"). The Preferred Shares shall have the rights, privileges, preferences, and restrictions as set forth in the Articles of Incorporation. Furthermore, the Company will authorize the creation of 37,000 shares

Common Stock which shall be reserved for issuance upon conversion of the Preferred Shares (the "Conversion Stock").

2.3 Sale and Issuance of Preferred Shares. Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the Closing, and the Company agrees to sell and issue to each Purchaser at the Closing that number of Preferred Shares, rounded down to the nearest whole share, equal to the amount received by the escrow agent established by the Portal (the "Escrow Agent"), divided by the Purchase Price and/or the number of Preferred Shares the Purchaser agreed to purchase when executing this Agreement (the Purchaser's "Subscription").

2.4 Subscription and Payment. Payment for the Preferred Shares shall be received from each Purchaser by ACH electronic transfer, wire transfer of immediately available funds, or other means approved by the Company, in the full amount the Purchaser agreed to pay upon execution of this Agreement. Tendered funds will be received by the Escrow Agent, and shall remain in escrow until the Target Offering Amount is raised. In the event that the Target Investment Amount has not been raised by the date determined by the Company, any money tendered by Purchasers will be promptly returned by the Escrow Agent.

2.5 Acceptance of Purchaser's Subscription. Each Purchaser's subscription may be accepted or rejected in whole or in part, at any time prior to a Closing (defined below), by the Company in its sole discretion. Additionally, the Company, in its sole discretion, may allocate to a Purchaser only a portion of the number of Preferred Shares the Purchaser has subscribed for. The Company will notify Purchaser whether this subscription is accepted (whether in whole or in part) or rejected. If a Purchaser's subscription is rejected, Purchaser's payment (or portion thereof if partially rejected) will be returned to Purchaser without interest. Thereafter, all of the Company's and Purchaser's obligations hereunder relating to the rejected portion of the subscription shall terminate.

Section 3: Closing and Delivery

3.1 Closing.

A. The Initial Closing. The initial purchase and sale of the shares of Series Seed Preferred Stock hereunder shall take place remotely via the exchange of documents and signatures on the Agreement Date or the subsequent date on which one or more Purchasers execute on counterpart signature pages to this Agreement and deliver the Purchase Price to the Company (which date is referred to herein as the "Initial Closing").

B. Additional Closings. If less than all of the Shares are sold and issued at the Initial Closing, then, subject to the terms and conditions of this Agreement, the Company may, without the consent of the holders of Preferred Shares, sell and issue Preferred Shares at one or more subsequent Closings (each, an "Additional Closing"), within 90 days after the Initial Closing. The Company may sell and issue the number of Preferred Shares up to the balance of the unissued Preferred Shares to such persons or entities as may be approved by the Company.

Any sale and issuance in an Additional Closing shall be on the same terms and conditions as those contained herein, and such persons or entities shall, upon execution and delivery of counterpart signature pages to this Agreement, become parties to, and be bound by, this Agreement, without need for an amendment to any of the Agreements, and shall have the rights and obligations hereunder and thereunder, in each case as of the date of the applicable Additional Closing. Each Additional Closing shall take place at such date, time and place, and/or manner as shall be approved by the Company.

3.2 Delivery. Upon each successful Closing, the Escrow Agent shall release each Purchaser's funds to the Company, provided the Total Series Seed Investment Amount has been met. Each Purchaser shall receive a notice (via electronic mail) of a digital entry of the number of the Shares owned by Purchaser which shall be reflected on the books and records of the Company. Such books and records shall bear a notation that the Preferred Shares were sold in reliance upon Regulation CF of the JOBS Act of 2012.

Section 4: Representations and Warranties of the Company

4.1 General. The Company hereby represents and warrants to each Purchaser that the following representations are true and complete as of the Effective Date, except as otherwise indicated.

4.2 Organization, Good Standing, Corporate Power, and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Wyoming and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

4.3 Capitalization. The authorized capital of the Company consists, immediately prior to the Agreement Date (unless otherwise noted), of the following:

A. Common Stock. The number of shares of Common Stock of the Company (the "Common Stock") equal to 500,000, with a par value of $50, of which 480,000 shares are issued and outstanding. 37,000 shares have been authorized and are issuable upon conversion of the Preferred Shares. The Company has not authorized or reserved any Common Stock to employees, consultants, or directors.

All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable, and were issued in material compliance with all applicable federal and state securities laws.

B. Preferred Stock. The number of Preferred Shares authorized by the company is 37,000 of which 8,305 is issued and outstanding immediately prior to the Initial Closing.

The shares of Series Seed Preferred Stock will be duly authorized, validly issued, fully paid, and nonassessable when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement. Furthermore, they will be issued in compliance with all applicable federal and state securities laws.

The Preferred Shares, when issued, will be subject to restrictions on transfer under this Agreement, applicable state and federal securities laws, and liens or encumbrances created by or imposed by a Purchaser.

C. No Other Outstanding Securities. Except as otherwise provided in this Agreement,

there are no outstanding preemptive rights, options, warrants, conversion privileges or rights (including but not limited to rights of first refusal or similar rights), orally or in writing, to purchase or acquire any securities from the Company including, without limitation, any shares of Common Stock, or Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Preferred Stock, except for (1) the conversion privileges of the Series Seed Preferred Stock pursuant to the terms of the Restated Articles, and (2) the securities and rights thereof described in this Agreement including preemptive rights.

4.4 Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership, or similar arrangement.

4.5 Authorization. All corporate action has been taken or will be taken prior to the applicable Closing, on the part of the Board and Purchasers that is necessary for the authorization, execution, and delivery of this Agreement by the Company, and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this Agreement.

This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

Notwithstanding the foregoing, this Agreement shall not be valid and legally binding to the extent it is (a) limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) is limited by-laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.6 Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.7 Intellectual Property. The Company owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "Company Intellectual Property") without any violation or infringement of the rights of others (including infringements on third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company).

No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license nor will it infringe any rights to any Intellectual Property of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the Company's knowledge only.

Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

For purposes of Section 3.8, Intellectual Property means patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information, and proprietary rights and processes.

4.8 Employee and Consultant Matters. Each current and former employee, consultant, and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms made available to the Purchasers or delivered to the counsel for the Purchasers. No current or former employee or consultant has excluded any work or invention from his or her assignment of inventions. To the Company's knowledge, no such employees or consultants are in violation thereof. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business. To the Company's knowledge, all individuals who have purchased unvested shares of the Company's Common Stock have timely filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended.

4.9 Compliance with Other Instruments. The Company is not in violation or default (a) of any provisions of the Restated Articles, or the Company's bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) of any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party that is required to be listed on the Disclosure Schedule, or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company.

The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not, to the Company's knowledge, result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or licenses applicable to the Company.

4.10 Title to Property and Assets. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances, and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

4.11 Agreements. Except for this Agreement, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party that involve (a) obligations (contingent or otherwise) of, or payments to, the Company in excess of $50,000, (b) the license of any Intellectual Property to or from the Company other than licenses with respect to commercially available software products under standard end-user object code license agreements or standard customer terms of service and privacy policies for Internet sites, (c) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other person, or that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (d) indemnification by the Company with respect to infringements of proprietary rights other than the standard customer or channel agreements (each, a "Material Agreement"). The Company is not in material breach of any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

4.12 Liabilities. The Company has no liabilities or obligations, contingent or otherwise, in excess of $25,000 individually or $100,000 in the aggregate.

Section 5: Covenants of the Company

5.1 Basic Financial Information. The Company shall furnish or make available to each Purchaser that requests such information and/or to any entity that requires such information pursuant to its organizational documents when available (a) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (b) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles.

5.2 Confidentiality. Notwithstanding anything in this Agreement to the contrary, no Purchaser by reason of this Agreement shall have access to any trade secrets, information regarding the technology or methods used in product development, or otherwise confidential information of the Company. The Company shall not be required to comply with any information rights of any Purchaser whom the Company reasonably determines to be a competitor or an officer, employee, director, or holder of ten percent (10%) or more of a competitor. Each Purchaser shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Purchaser's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain

their services in connection with monitoring the Purchaser's investment in the Company.

5.3 Inspection Rights. A "Major Purchaser" who holds at least 10% of all issued and outstanding Preferred Shares will have the right to examine its financial account, and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by each Purchaser provided the Purchaser gives the company written notice of the request at least 5 business days before the date on which they wish to inspect and copy.

5.4 Reservation of Common Stock. The Company shall at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Preferred Shares, all Common Stock issuable from time to time upon conversion of that number of Preferred Shares equal to the Total Shares Authorized for Sale, regardless of whether or not all such shares have been issued at such time.

Section 6: Representations, Warranties, and Covenants of the Purchasers

Each Purchaser hereby represents and warrants to the Company, severally and not jointly the following:

6.1 Authorization. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

6.2 Purchase Entirely for Own Account. The Purchaser represents that the shares of Preferred Share the Purchaser will acquire will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof. The Purchaser hereby confirms that he/she/it has no present intention of selling, granting any participation in, or otherwise distributing the Preferred Shares. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the shares of Series Seed Preferred Stock. The Purchaser has not been formed for the specific purpose of acquiring these Preferred Shares.

6.3 Disclosure of Information. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs, and the terms and conditions of the offering of the shares of Series Seed Preferred Stock with the Company's management. Nothing in this Section 4, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 4 of this Agreement or the right of the Purchasers to rely thereon.

6.4 Restricted Securities. The Purchaser understands the Company is relying on an exemption from registering the offer and sale of these Preferred Shares under the Securities Act of 1933. The Purchaser understands that the Shares are "restricted securities" under applicable federal and state securities laws and that, pursuant to these laws, shares issued through Regulation CF have a one-year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Act), after which they become freely transferable.

The Purchaser acknowledges that the Company has no obligation to register or qualify the Preferred Shares, or the Common Stock into which it may be converted, for resale prior to the one-year limitation.

6.5 No Public Market. The Purchaser understands that no public market now exists for the shares of Preferred Shares and that the Company has made no assurances that a public market will ever exist for them.

6.6 Legends. The Purchaser understands that the shares of Series Seed Preferred Stock and any securities issued in respect of or exchange for the shares of Series Seed Preferred Stock, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the shares of Series Seed Preferred Stock represented by the certificate so legend; and (c) the following legend:

THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER

MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

6.7 Purchaser Investment Limits. As set forth under Regulation Crowdfunding ("Regulation CF"), if the Purchaser is not an accredited investor, then the Purchaser represents that they have not invested, in the aggregate, over $124,000 in Regulation CF offerings over the previous 12 months, and further represents that either:

A. Purchaser's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Agreement, is either the greater of (1) $2,500 across all securities offered under Regulation CF over the previous 12 months or (2) 5% of the greater of their annual income or net worth across all securities offered under Regulation CF over the previous 12 months; or

B. Both Purchaser's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Agreement, is the greater of (1) 10% of their annual income across all securities offered under Regulation CF over the previous 12 months, or (2) 10% of their net worth across all securities offered under Regulation CF over the previous 12 months.

6.8 Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the shares of Series Seed Preferred Stock.

6.9 Residence. The Purchaser represents that the Purchaser is a resident of the United States. If the Purchaser is not a resident of the United States, such Purchaser hereby agrees to make such additional representations and warranties relating to such Purchaser's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of any shares of Series Seed Preferred Stock by such Purchaser.

Section 7: Restrictions On Transfer

7.1 Restriction on Transfer. Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the Preferred Shares and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "Securities") or any assignee of record of Securities (each such person, a "Holder") shall not make any disposition of all or any portion of any Securities unless:

A. there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

B. such Holder has notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

7.2 Exceptions to Restrictions. Notwithstanding 7.1, no such registration statement or opinion of counsel will be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation, or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company, or Purchaser of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a

retired member of such limited liability company, (D) the estate of any such partner, member, or Purchaser, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, or intestate succession by any Holder to the Holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

7.3 "Market Stand-Off" Agreement. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 6.3 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its Purchasers that restricts or prohibits the sale of securities held by the emerging growth company or its Purchasers after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Section 7.3, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 7.3 and may impose stop-transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

Section 8: General Provisions

8.1 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Purchaser may transfer Shares unless each transferee agrees to be bound by the terms of this Agreement.

8.2 Governing Law. This Agreement is governed by the law of Wyoming, regardless of the laws that might otherwise govern under applicable principles of choice of law.

8.3 Counterparts; Facsimile or Electronic Signature. This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

8.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.5 Notices. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as recorded by Wefunder Portal, LLC and/or as set forth on the signature page, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 10.5.

8.6 No Finder's Fees. Each party severally represents to the other parties that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser shall indemnify, defend, and hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees, or representatives is responsible. The Company shall indemnify, defend, and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

8.7 Attorneys' Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs concerning the negotiation, execution, delivery, and performance of the Agreement.

8.8 Amendments and Waivers. Except as set forth in Section 3.1(B) and as otherwise specified in this Agreement, any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchasers holding a majority of the then-outstanding shares of Series Seed Preferred Stock (or Common Stock issued on conversion thereof). Notwithstanding the foregoing, the addition of a party to this Agreement pursuant to a transfer of Preferred Shares in accordance with applicable provisions of this Agreement will not require any further consent. Any amendment or waiver effected in accordance with this Section will be binding upon the Purchasers, the Founders, each transferee of the shares of Series Seed Preferred Stock (or the Common Stock issuable upon conversion thereof) or Common Stock, as applicable, and each future holder of all such securities, and the Company. It is specifically intended that entering into the Next Financing Agreements shall be considered an amendment to this Agreement provided that it is done in accordance with this Section 10.8.

8.9 Severability. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

8.10 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

8.11 Termination. Unless terminated earlier pursuant to the terms of this Agreement, (i) the rights, duties, and obligations under Sections 5 and 9 will terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act, (ii) notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) will terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Restated Articles, as amended from time to time and (3) notwithstanding anything to the contrary herein, Section 2, Section 4, Section 6, Section 5.2 and this Section 8 will survive any termination of this Agreement.

8.12 Dispute Resolution. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the state of Nevada for the purpose of any suit,

 action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in Nevada; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of Nevada, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by Nevada.

8.13 Entire Agreement. This Agreement together with the Restated Articles constitute the full and entire understanding and agreement between the parties concerning the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

OsNovum _____

Founder Signature
_____

Name: [FOUNDER_NAME] _____

Title: [FOUNDER_TITLE] _____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME] _____

Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited